UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36635

CNX Midstream Partners LP

(Exact name of registrant as specified in its charter)

CNX Center

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317-6506

(724) 485-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Partner Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Units Representing Limited Partner Interests: 3

Pursuant to the requirements of the Securities Exchange Act of 1934, CNX Midstream Partners LP has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CNX Midstream Partners LP

By: CNX Midstream GP LLC, its general partner

Date: November 9, 2020	By:	/s/ Donald W. Rush
Donald W. Rush
Director and Chief Financial Officer